Patrick Keran
Vice President, Legal
SENT VIA EDGAR
March 13, 2009
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:	James Rosenberg, Senior Assistant Chief Accountant
Mary Mast, Senior Staff Accountant
Vanessa Robertson, Staff Accountant

Re:	ADVENTRX Pharmaceuticals, Inc.
File Number: 001-32157
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Dear Mr. Rosenberg, Ms. Mast and Ms. Robertson:
This letter further supplements our letter dated January 14, 2009 (the “January 2009 Response). The January 2009 Response was provided in connection with your comment letter of November 3, 2008 related to our Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”). Following substantial completion of our financial statements as of and for the year ended December 31, 2008 and discussions with you regarding previous supplements to the January 2009 Response, we wish to submit to you the following information, which is attached hereto:
•	The current draft of the consolidated financial statements that we intend to submit in our upcoming Annual Report on Form 10-K for the year ended December 31, 2008 (the “Financial Statements”); and
•	The current draft of the disclosure we anticipate disclosing under the caption “Change in Accounting Principle for Registration Payment Arrangements and Correction of Error” under Note 3 to the Financial Statements.
As requested in the original comment letter, the Company acknowledges:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or wish to discuss the responses we have provided above, please call me at 858-552-0866 at your convenience.

Sincerely,
/s/ Patrick Keran
Patrick Keran
Vice President, Legal

cc:	Mark Bagnall, interim principal financial and accounting officer Priscilla Lewis, interim Vice President, Finance

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ADVENTRX Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Balance Sheets

	December 31,
	2008	2007

Assets
Current assets:
Cash and cash equivalents	$9,849,904	$14,780,739
Short-term investments	—	18,682,417
Interest and other receivables	121,736	72,029
Prepaid expenses	477,902	615,691

Total current assets	10,449,542	34,150,876

Property and equipment, net	199,052	332,444
Other assets	60,664	58,305

Total assets	$10,709,258	$34,541,625

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,721,376	$552,143
Accrued liabilities	2,077,188	2,317,910
Accrued compensation and payroll taxes	915,459	622,762

Total current liabilities	4,714,023	3,492,815
Long-term liabilities	—	14,270

Total liabilities	4,714,023	3,507,085

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.001 par value; 200,000,000 shares authorized; 90,252,572 shares issued and outstanding at December 31, 2008 and 2007	90,254	90,254
Additional paid-in capital	131,751,439	130,140,549
Deficit accumulated during the development stage	(125,846,458)	(99,198,965)
Accumulated other comprehensive income	—	2,702

Total stockholders’ equity	5,995,235	31,034,540

Total liabilities and stockholders’ equity	$10,709,258	$34,541,625

See accompanying notes to consolidated financial statements.

ADVENTRX Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Statements of Operations

			Inception
			(June 12, 1996)
			Through
	Years Ended December 31,		December 31,
	2008	2007	2008
			(as restated)

Licensing revenue	$500,000	$500,000	$1,000,000
Net sales	—	—	174,830
Grant revenue	—	—	129,733

Total net revenue	500,000	500,000	1,304,563

Cost of sales	—	—	51,094

Gross margin	500,000	500,000	1,253,469

Operating expenses:
Research and development	17,922,183	15,934,409	62,014,556
Selling, general and administrative	9,719,613	8,678,853	42,969,202
Depreciation and amortization	168,039	197,783	10,798,071
In-process research and development	—	—	10,422,130
Impairment loss — write-off of goodwill	—	—	5,702,130
Equity in loss of investee	—	—	178,936

Total operating expenses	27,809,835	24,811,045	132,085,025

Loss from operations	(27,309,835)	(24,311,045)	(130,831,556)
Loss on fair value of warrants	—	—	(12,239,688)
Interest income	549,964	2,169,005	4,582,028
Interest expense	—	—	(179,090)
Other income	112,378	—	112,378

Loss before income taxes	(26,647,493)	(22,142,040)	(138,555,928)

Provision for income taxes	—	—	—

Loss before cumulative effect of change in accounting principle	(26,647,493)	(22,142,040)	(138,555,928)
Cumulative effect of change in accounting principle	—	—	(25,821)

Net loss	(26,647,493)	(22,142,040)	(138,581,749)

Preferred stock dividends	—	—	(621,240)

Net loss applicable to common stock	$(26,647,493)	$(22,142,040)	$(139,202,989)

Loss per common share — basic and diluted	$(0.30)	$(0.25)

Weighted average shares outstanding — basic and diluted	90,252,572	89,912,732

See accompanying notes to consolidated financial statements.

ADVENTRX Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Loss
Inception (June 12, 1996) Through December 31, 2008

											Deficit
										Accumulated	accumulated		Total
	Cumulative convertible		Cumulative convertible		Cumulative convertible				Additional	other	during the	Treasury	stockholders’
	preferred stock, series A		preferred stock, series B		preferred stock, series C		Common stock		paid-in	comprehensive	development	stock,	equity	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	income (loss)	stage	at cost	(deficit)	loss
Balances at June 12, 1996 (date of incorporation)	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—	$—
Sale of common stock without par value	—	—	—	—	—	—	503	5	5	—	—	—	10
Change in par value of common stock	—	—	—	—	—	—	—	(4)	4	—	—	—	—
Issuance of common stock and net liabilities assumed in acquisition	—	—	—	—	—	—	1,716,132	1,716	3,224	—	(18,094)	—	(13,154)
Issuance of common stock	—	—	—	—	—	—	2,010,111	2,010	456	—	(2,466)	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(259,476)	—	(259,476)	$(259,476)

Balances at December 31, 1996	—	—	—	—	—	—	3,726,746	3,727	3,689	—	(280,036)	—	(272,620)	$(259,476)

Sale of common stock, net of offering costs of $9,976	—	—	—	—	—	—	1,004,554	1,004	1,789,975	—	—	—	1,790,979
Issuance of common stock in acquisition	—	—	—	—	—	—	375,891	376	887,874	—	—	—	888,250
Minority interest deficiency at acquisition charged to the Company	—	—	—	—	—	—	—	—	—	—	(45,003)	—	(45,003)

Net loss	—	—	—	—	—	—	—	—	—	—	(1,979,400)	—	(1,979,400)	$(1,979,400)

Balances at December 31, 1997	—	—	—	—	—	—	5,107,191	5,107	2,681,538	—	(2,304,439)	—	382,206	$(1,979,400)

Rescission of acquisition	—	—	—	—	—	—	(375,891)	(376)	(887,874)	—	561,166	—	(327,084)
Issuance of common stock at conversion of notes payable	—	—	—	—	—	—	450,264	451	363,549	—	—	—	364,000
Expense related to stock warrants issued	—	—	—	—	—	—	—	—	260,000	—	—	—	260,000
Net loss	—	—	—	—	—	—	—	—	—	—	(1,204,380)	—	(1,204,380)	$(1,204,380)

Balances at December 31, 1998	—	—	—	—	—	—	5,181,564	5,182	2,417,213	—	(2,947,653)	—	(525,258)	$(1,204,380)

Sale of common stock	—	—	—	—	—	—	678,412	678	134,322	—	—	—	135,000
Expense related to stock warrants issued	—	—	—	—	—	—	—	—	212,000	—	—	—	212,000
Net loss	—	—	—	—	—	—	—	—	—	—	(1,055,485)	—	(1,055,485)	$(1,055,485)

Balances at December 31, 1999	—	—	—	—	—	—	5,859,976	5,860	2,763,535	—	(4,003,138)	—	(1,233,743)	$(1,055,485)

Sale of preferred stock, net of offering costs of $76,500	3,200	32	—	—	—	—	—	—	3,123,468	—	—	—	3,123,500
Issuance of common stock at conversion of notes and interest payable	—	—	—	—	—	—	412,487	412	492,085	—	—	—	492,497
Issuance of common stock at conversion of notes payable	—	—	—	—	—	—	70,354	70	83,930	—	—	—	84,000
Issuance of common stock to settle obligations	—	—	—	—	—	—	495,111	496	1,201,664	—	—	—	1,202,160
Issuance of common stock for acquisition	—	—	—	—	—	—	6,999,990	7,000	9,325,769	—	—	—	9,332,769
Issuance of warrants for acquisition	—	—	—	—	—	—	—	—	4,767,664	—	—	—	4,767,664
Stock issued for acquisition costs	—	—	—	—	—	—	150,000	150	487,350	—	—	—	487,500
Expense related to stock warrants issued	—	—	—	—	—	—	—	—	140,000	—	—	—	140,000
Dividends payable on preferred stock	—	—	—	—	—	—	—	—	(85,000)	—	—	—	(85,000)
Cashless exercise of warrants	—	—	—	—	—	—	599,066	599	(599)	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(3,701,084)	—	(3,701,084)	$(3,701,084)

Balances at December 31, 2000	3,200	32	—	—	—	—	14,586,984	14,587	22,299,866	—	(7,704,222)	—	14,610,263	$(3,701,084)

See accompanying notes to consolidated financial statements.

ADVENTRX Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Loss
Inception (June 12, 1996) Through December 31, 2008

											Deficit
										Accumulated	accumulated		Total
	Cumulative convertible		Cumulative convertible		Cumulative convertible				Additional	other	during the	Treasury	stockholders’
	preferred stock, series A		preferred stock, series B		preferred stock, series C		Common stock		paid-in	comprehensive	development	stock,	equity	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	income (loss)	stage	at cost	(deficit)	loss
Dividends payable on preferred stock	—	—	—	—	—	—	—	—	(256,000)	—	—	—	(256,000)
Repurchase of warrants	—	—	—	—	—	—	—	—	(55,279)	—	—	—	(55,279)
Sale of warrants	—	—	—	—	—	—	—	—	47,741	—	—	—	47,741
Cashless exercise of warrants	—	—	—	—	—	—	218,493	219	(219)	—	—	—	—
Issuance of common stock to pay preferred dividends	—	—	—	—	—	—	93,421	93	212,907	—	—	—	213,000
Detachable warrants issued with notes payable	—	—	—	—	—	—	—	—	450,000	—	—	—	450,000
Issuance of warrants to pay operating expenses	—	—	—	—	—	—	—	—	167,138	—	—	—	167,138
Issuance of common stock to pay operating expenses	—	—	—	—	—	—	106,293	106	387,165	—	—	—	387,271
Issuance of preferred stock to pay operating expenses	137	1	—	—	—	—	—	—	136,499	—	—	—	136,500
Net loss	—	—	—	—	—	—	—	—	—	—	(16,339,120)	—	(16,339,120)	$(16,339,120)

Balances at December 31, 2001	3,337	33	—	—	—	—	15,005,191	15,005	23,389,818	—	(24,043,342)	—	(638,486)	$(16,339,120)

Dividends payable on preferred stock	—	—	—	—	—	—	—	—	(242,400)	—	—	—	(242,400)
Repurchase of warrants	—	—	—	—	—	—	—	—	—	—	—	—	—
Sale of warrants	—	—	—	—	—	—	240,000	240	117,613	—	—	—	117,853
Cashless exercise of warrants	—	—	—	—	—	—	100,201	100	(100)	—	—	—	—
Exercise of warrants	—	—	—	—	—	—	344,573	345	168,477	—	—	—	168,822
Sale of preferred stock at $1.50 per share	—	—	200,000	2,000	—	—	—	—	298,000	—	—	—	300,000
Sale of preferred stock at $10.00 per share	—	—	—	—	70,109	701	—	—	700,392	—	—	—	701,093
Conversion of preferred stock into common stock	(3,000)	(30)	—	—	—	—	1,800,000	1,800	(1,770)	—	—	—	—
Preferred stock dividends forgiven	—	—	—	—	—	—	—	—	335,440	—	—	—	335,440
Issuance of warrants to pay operating expenses	—	—	—	—	—	—	—	—	163,109	—	—	—	163,109
Issuance of common stock to pay operating expenses	—	—	—	—	—	—	6,292	6	12,263	—	—	—	12,269
Issuance of preferred stock to pay operating expenses	136	1	—	—	—	—	—	—	6,000	—	—	—	6,001
Issuance of stock options to employees	—	—	—	—	—	—	—	—	329,296	—	—	—	329,296
Net loss	—	—	—	—	—	—	—	—	—	—	(2,105,727)	—	(2,105,727)	$(2,105,727)

Balances at December 31, 2002	473	4	200,000	2,000	70,109	701	17,496,257	17,496	25,276,138	—	(26,149,069)	—	(852,730)	$(2,105,727)

See accompanying notes to consolidated financial statements.

ADVENTRX Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Loss
Inception (June 12, 1996) Through December 31, 2008

											Deficit
										Accumulated	accumulated		Total
	Cumulative convertible		Cumulative convertible		Cumulative convertible				Additional	other	during the	Treasury	stockholders’
	preferred stock, series A		preferred stock, series B		preferred stock, series C		Common stock		paid-in	comprehensive	development	stock,	equity	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	income (loss)	stage	at cost	(deficit)	loss
Dividends payable on preferred stock	—	—	—	—	—	—	—	—	(37,840)	—	—	—	(37,840)
Conversion of Series C preferred stock into common stock	—	—	—	—	(70,109)	(701)	14,021,860	14,022	(13,321)	—	—	—	—
Issuance of common stock to pay interest on Bridge Notes	—	—	—	—	—	—	165,830	165	53,326	—	—	—	53,491
Sale of common stock at $0.40 per share, net of issuance costs	—	—	—	—	—	—	6,640,737	6,676	2,590,656	—	—	—	2,597,332
Sale of common stock at $1.00 per share, net of issuance costs	—	—	—	—	—	—	3,701,733	3,668	3,989,181	—	—	—	3,992,849
Exchange of warrants	—	—	—	—	—	—	235,291	235	49,486	—	—	—	49,721
Issuance of common stock to pay operating expenses	—	—	—	—	—	—	230,000	230	206,569	—	—	—	206,799
Issuance of warrants to pay operating expenses	—	—	—	—	—	—	—	—	156,735	—	—	—	156,735
Issuance of stock options to employees	—	—	—	—	—	—	—	—	286,033	—	—	—	286,033
Net loss	—	—	—	—	—	—	—	—	—	—	(2,332,077)	—	(2,332,077)	$(2,332,077)

Balances at December 31, 2003	473	4	200,000	2,000	—	—	42,491,708	42,492	32,556,963	—	(28,481,146)	—	4,120,313	$(2,332,077)

Extinguishment of dividends payable on preferred stock	—	—	—	—	—	—	—	—	72,800	—	—	—	72,800
Conversion of Series A cumulative preferred stock	(473)	(4)	—	—	—	—	236,500	236	(232)	—	—	—	—
Conversion of Series B preferred stock	—	—	(200,000)	(2,000)	—	—	200,000	200	1,800	—	—	—	—
Cashless exercise of warrants	—	—	—	—	—	—	464,573	465	(465)	—	—	—	—
Exercise of warrants	—	—	—	—	—	—	23,832	23	27,330	—	—	—	27,353
Issuance of warrants in settlement of a claim	—	—	—	—	—	—	—	—	86,375	—	—	—	86,375
Sale of common stock at $1.50 per share	—	—	—	—	—	—	10,417,624	10,419	15,616,031	—	—	—	15,626,450
Payment of financing and offering costs	—	—	—	—	—	—	—	—	(1,366,774)	—	—	—	(1,366,774)
Issuance of stock options to employees	—	—	—	—	—	—	—	—	524,922	—	—	—	524,922
Acquisition of treasury stock	—	—	—	—	—	—	—	—	34,747	—	—	(34,747)	—
Net loss	—	—	—	—	—	—	—	—	—	—	(6,701,048)	—	(6,701,048)	$(6,701,048)

Balances at December 31, 2004	—	—	—	—	—	—	53,834,237	53,835	47,553,497	—	(35,182,194)	(34,747)	12,390,391	$(6,701,048)

See accompanying notes to consolidated financial statements.

ADVENTRX Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Loss
Inception (June 12, 1996) Through December 31, 2008

											Deficit
										Accumulated	accumulated		Total
	Cumulative convertible		Cumulative convertible		Cumulative convertible				Additional	other	during the	Treasury	stockholders’
	preferred stock, series A		preferred stock, series B		preferred stock, series C		Common stock		paid-in	comprehensive	development	stock,	equity	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	income (loss)	stage	at cost	(deficit)	loss

Net loss	—	—	—	—	—	—	—	—	—	—	(24,782,646)	—	(24,782,646)	$(24,782,646)
Effect of change in fair value of available-for-sale securities	—	—	—	—	—	—	—	—	—	(1,722)	—	—	(1,722)	$(1,722)

Par value of shares issued in conjunction with mezzanine financing	—	—	—	—	—	—	10,810,809	10,811	(10,811)	—	—	—
Cashless exercise of warrants	—	—	—	—	—	—	149,613	149	(149)	—	—	—	—
Exercise of warrants	—	—	—	—	—	—	2,258,703	2,259	3,071,179	—	—	—	3,073,438
Exercise of stock options	—	—	—	—	—	—	185,000	185	144,815	—	—	—	145,000
Issuance of stock options to employees	—	—	—	—	—	—	—	—	994,874	—	—	—	994,874
Issuance of stock options to non-employee		—	—	—	—	—	—	—	93,549	—	—	—	93,549
Issuance of common stock to vendor	—	—	—	—	—	—	125,000	125	258,375	—	—	—	258,500

Balances at December 31, 2005, as restated	—	—	—	—	—	—	67,363,362	67,364	52,105,329	(1,722)	(59,964,840)	(34,747)	(7,828,616)	$(24,784,368)

Net loss	—	—	—	—	—	—	—	—	—	—	(29,331,773)	—	(29,331,773)	$(29,331,773)
Effect of change in fair value of available-for-sale securities	—	—	—	—	—	—	—	—	—	(368)	—	—	(368)	$(368)

Cashless exercise of warrants	—	—	—	—	—	—	420,161	420	(420)	—	—	—	—
Exercise of warrants, net of financing costs	—	—	—	—	—	—	5,103,746	5,104	7,686,486	—	—	—	7,691,590
Acquisition of SD Pharmaceuticals. Inc.	—	—	—	—	—	—	2,099,990	2,100	10,161,852	—	—	—	10,163,952
Sale of common stock at $2.75 per share, net of offering costs	—	—	—	—	—	—	14,545,000	14,545	37,055,666	—	—	—	37,070,211
Issuance of stock for severance agreement	—	—	—	—	—	—	60,145	60	196,614	—	—	—	196,674
Exercise of stock options	—	—	—	—	—	—	92,500	93	125,658	—	—	—	125,751
Issuance of restricted stock to non-employees	—	—	—	—	—	—	15,000	15	68,635	—	—	—	68,650
Issuance of stock options to employees	—	—	—	—	—	—	—	—	1,697,452	—	—	—	1,697,452
Issuance of stock options to non-employee	—	—	—	—	—	—	—	—	104,225	—	—	—	104,225
Cancellation of treasury stock shares	—	—	—	—	—	—	(23,165)	(23)	(34,724)	—	—	34,747	—

Balances at December 31, 2006, as restated	—	—	—	—	—	—	89,676,739	89,678	109,166,773	(2,090)	(89,296,613)	—	19,957,748	$(29,332,141)

Cumulative-effect adjustment of adopting FASB Staff Position No. EITF 00-19-2 (see Note 3)	—	—	—	—	—	—	—	—	18,116,751	—	12,239,688	—	30,356,439

Net loss	—	—	—	—	—	—	—	—	—	—	(22,142,040)	—	(22,142,040)	$(22,142,040)
Effect of change in fair value of available-for-sale securities	—	—	—	—	—	—	—	—	—	4,792	—	—	4,792	$4,792

Exercise of stock options	—	—	—	—	—	—	575,833	576	441,040	—	—	—	441,616
Issuance of stock options to employees	—	—	—	—	—	—	—	—	2,414,077	—	—	—	2,414,077
Issuance of stock options to non-employee	—	—	—	—	—	—	—	—	1,908	—	—	—	1,908

Balances at December 31, 2007	—	—	—	—	—	—	90,252,572	90,254	130,140,549	2,702	(99,198,965)	—	31,034,540	$(22,137,248)

Net loss	—	—	—	—	—	—	—	—	—	—	(26,647,493)	—	(26,647,493)	$(26,647,493)
Effect of change in fair value of available-for-sale securities	—	—	—	—	—	—	—	—	—	(2,702)	—	—	(2,702)	$(2,702)

Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of stock options to employees	—	—	—	—	—	—	—	—	1,605,908	—	—	—	1,605,908
Issuance of stock options to non-employee	—	—	—	—	—	—	—	—	4,982	—	—	—	4,982

Balances at December 31, 2008	—	$—	—	$—	—	$—	90,252,572	$90,254	131,751,439	$—	$(125,846,458)	$—	$5,995,235	$(26,650,195)

See accompanying notes to consolidated financial statements.

ADVENTRX Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows

			Inception
			(June 12, 1996)
			Through
	Years Ended December 31,		December 31,
	2008	2007	2008
			(as restated)

Cash flows from operating activities:
Net loss	$(26,647,493)	$(22,142,040)	$(138,581,749)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	168,039	197,783	10,348,071
Gain on disposal of fixed assets	(3,598)	—	(3,598)
Loss on fair value of warrants	—	—	12,239,688
Amortization of debt discount	—	—	450,000
Forgiveness of employee receivable	—	—	30,036
Impairment loss — write-off of goodwill	—	—	5,702,130
Expenses related to employee stock options and restricted stock issued	1,605,907	2,414,077	7,852,562
Expenses related to options issued to non-employees	4,983	1,908	204,664
Expenses paid by issuance of common stock		78,333	1,341,372
Expenses paid by issuance of warrants	—	—	573,357
Expenses paid by issuance of preferred stock	—	—	142,501
Expenses related to stock warrants issued	—	—	612,000
Equity in loss of investee	—	—	178,936
In-process research and development	—	—	10,422,130
Write-off of license agreement	—	—	152,866
Write-off assets available-for-sale	—	—	108,000
Cumulative effect of change in accounting principle	—	—	25,821
Accretion of discount	(208,103)	(1,041,750)	(1,249,853)
Accretion of discount on investments in securities	—	—	(354,641)
Changes in assets and liabilities, net of effect of acquisitions:
Increase in prepaid and other assets	85,723	(174,388)	(907,671)
Increase in accounts payable and accrued liabilities	1,221,208	1,044,291	4,890,730
Decrease in long-term liabilities	(14,270)	(21,404)	—

Net cash used in operating activities	(23,787,604)	(19,643,190)	(85,822,648)

			Inception
			(June 12, 1996)
			Through
	Years Ended December 31,		December 31,
	2008	2007	2008
			(as restated)
Cash flows from investing activities:
Proceeds from sales and maturities of short-term investments	33,243,602	59,240,000	112,788,378
Purchases of short-term investments	(14,355,784)	(51,104,469)	(111,183,884)
Purchases of property and equipment	(64,955)	(127,259)	(1,030,354)
Proceeds from sale of property and equipment	33,906	—	33,906
Purchase of certificate of deposit	—	—	(1,016,330)
Maturity of certificate of deposit	—	—	1,016,330
Cash paid for acquisitions, net of cash acquired	—	—	32,395
Payment on obligation under license agreement	—	—	(106,250)
Issuance of note receivable — related party	—	—	(35,000)
Payments on note receivable	—	—	405,993
Advance to investee	—	—	(90,475)
Cash transferred in rescission of acquisition	—	—	(19,475)
Cash received in rescission of acquisition	—	—	230,000

Net cash provided by investing activities	18,856,769	8,008,272	1,025,234

Cash flows from financing activities:
Proceeds from sale of common stock	—	—	84,151,342
Proceeds from exercise of stock options	—	441,616	712,367
Proceeds from sale or exercise of warrants	—	—	11,382,894
Proceeds from sale of preferred stock	—	—	4,200,993
Repurchase of warrants	—	—	(55,279)
Payments for financing and offering costs	—	—	(6,483,809)
Payments on notes payable and long-term debt	—	—	(605,909)
Proceeds from issuance of notes payable and detachable warrants	—	—	1,344,718

Net cash provided by financing activities	—	441,616	94,647,317

Net decrease in cash and cash equivalents	(4,930,835)	(11,193,302)
Cash and cash equivalents at beginning of period	14,780,739	25,974,041	—

Cash and cash equivalents at end of period	$9,849,904	$14,780,739	$9,849,904

See accompanying notes to consolidated financial statements.

ADVENTRX Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
December 31, 2008
(3) Summary of Significant Accounting Policies
[]
Change in Accounting Principle for Registration Payment Arrangements and Correction of Error
On January 1, 2007, we adopted the provisions of the Financial Accounting Standards Board (“FASB”) Staff Position on No. EITF 00-19-2, “Accounting for Registration Payment Arrangements"(“FSP EITF 00-19-2”). In December 2007, management determined that it was not probable that we would have any payment obligation under the July 2005 Registration Payment Arrangement; therefore, no accrual for contingent obligation was required under the provisions of FSP EITF 00-19-2. Accordingly, the warrant liability account was eliminated and the comparative condensed consolidated financial statements of the prior periods and as of December 31, 2006 were adjusted to apply the new method retrospectively.
The Company accounted for FSP EITF 00-19-2 appropriately by eliminating the warrant liability as of December 31, 2007, but upon further review in 2008, management determined that it was not correct to adjust the prior period comparative financial statements. Accordingly, the Company has made the appropriate adjustments to reinstate the warrant liability accounting as originally recorded.

The following consolidated financial statement line items were affected by the correction of the error:
Consolidated Statement of Operations
Inception (June 12, 1996) through December 31, 2008

	As previously		Effect of
	reported	As restated	change
Gain (loss) on fair value of warrants	$—	$(12,239,688)	$(12,239,688)
Consolidated Statement of Stockholders’ Equity (Deficit)

	As previously		Effect of
	reported	As restated	change
For the year ended December 31, 2005:
Net loss	$(13,202,986)	$(24,782,646)	$(11,579,660)
Additional paid-in-capital	70,222,080	52,105,329	(18,116,751)
Deficit accumulated during development stage	(48,385,180)	(59,964,840)	(11,579,660)
Total stockholders’ equity	21,867,795	(7,828,616)	(29,696,411)

For the year ended December 31, 2006:
Net loss	$(28,671,745)	$(29,331,773)	$(660,028)
Additional paid-in-capital	127,283,254	109,166,773	(18,116,751)
Deficit accumulated during development stage	(77,056,925)	(89,296,613)	(12,239,688)
Total stockholders’ equity	50,314,187	19,957,748	(30,356,439)

At December 31, 2007:
Cumulative-effect of adopting FASB Staff Position No. EITF 00-19-2:
Additional paid-in-capital	$—	$18,116,751	$18,116,751
Deficit accumulated during development stage	—	12,239,688	12,239,688
Total stockholders’ equity	—	30,356,439	30,356,439
Consolidated Statement of Cash Flows
Inception (June 12, 1996) through December 31,

	As previously	As restated,	Effect of
	reported, 2007	2008	change
Loss on fair value of warrants	$—	$12,239,688	$12,239,688